

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2019

Jeffrey N. Simmons
Chief Executive Officer
Elanco Animal Health Incorporated
2500 Innovation Way
Greenfield, IN 46140

   Re: Elanco Animal Health Incorporated
    Registration Statement on Form S-4
    Filed May 17, 2019
    File No. 333-231560

Dear Mr. Simmons:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ada D. Sarmento at 202-551-3798 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Healthcare & Insurance

cc: Taavi Annus, Esq.